Exhibit 77(D)
Morgan Stanley Municipal Income Opportunities Trust II

       Effective August 24, 2006, the following investment policy changes took effect for Morgan Stanley Municipal Income Opportunities Trust II (the “Trust”):  the Trust may enter into interest rate swaps and may purchase or sell interest rate caps, floors or collars.

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